Exhibit 99.2
A New Vision for
Colorectal Cancer Prevention
Corporate Presentation
October 2015

Disclaimers

Forward-Looking Statements

This presentation contains certain statements that may be deemed to be "forward looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended. Forward looking statements appear in a number of places throughout this presentation and include statements regarding our intentions, beliefs, projections, outlook, analyses or current expectations concerning, among other things, our ongoing and planned product development and clinical trials; the timing of, and our ability to make, regulatory filings and obtain and maintain regulatory approvals for our product candidates; our intellectual property position; the degree of clinical utility of our products, particularly in specific patient populations; our ability to develop commercial functions; expectations regarding product launch and revenue; our results of operations, cash needs, and spending of the proceeds from this offering; financial condition, liquidity, prospects, growth and strategies; the industry in which we operate; and the trends that may affect the industry or us. As a result, actual results may differ materially from any financial outlooks stated herein.

We may, in some cases, use terms such as "believes," "estimates," "anticipates," "expects," "plans," "intends," "may," "could," "might," "will," "should," "approximately" or other words that convey uncertainty of future events or outcomes to identify these forward-looking statements.

Although we believe that we have a reasonable basis for each forward-looking statement contained in this presentation, we caution you that forward-looking statements are not guarantees of future performance and that our actual results of operations, financial condition and liquidity, may differ materially from the forward-looking statements contained in this presentation as a result of a variety of factors including but not limited to those risks and uncertainties relating to difficulties or delays in development, testing, regulatory approval, production and marketing of the Company's product candidate and those risks and uncertainties associated with the protection of the Company's intellectual property rights. All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors.

This document is not intended to be and is not an advertisement for any securities of the Company. For a more complete discussion of the risk factors affecting our business, please refer to our Annual Report on Form 20-F filed on April 29, 2015, with the United States Securities and Exchange Commission which is available on its website at http://www.sec.gov. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified timeframe, or at all. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this presentation. We undertake no obligation to update, amend or clarify such statements to reflect new information or events or circumstances occurring after the date of this presentation or to reflect the occurrence of unanticipated events. This information does not provide an analysis of the Company's financial position and is not a solicitation to purchase or sell securities of the Company. You should independently investigate and fully understand all risks before investing in the Company.

2

Disclaimers 2

 Our Mission

We are developing the world’s first diagnostic system
for cleanse-free examination of the colon to identify
precancerous polyps and cancers.
By removing significant patient-related and logistical
barriers to screening, our technology encourages early
polyp detection and colorectal cancer prevention.

Clinical-Stage Medical Diagnostics Focused on CRC Screening

 About Check-Cap

Founded - 2005 Located - Israel, Boston  Employees - 57
 Clinical trials ongoing in Israel/Europe; Plan to initiate U.S. pivotal trial in 2016
 Technology consists of ingestible X-ray scanning capsule, tracking system, processing software
Nasdaq:  CHEK
 GE, Fosun Pharma, Pontifax, Counterpoint
  $50mn raised

 The Check-Cap System

• High sensitivity to polyps and cancers
• Cleanse-free colon scanning
Designed For:
• Patient
 Acceptability
• Affordability
• Patient
 Accessibility
• Fast results
The Check-Cap System is not available for sale or for any clinical use in the U.S.

 Investment Highlights

Clear strategy
Leading-edge technology
Extensive expertise within management and advisory teams
Proof of concept clinically demonstrated
Established regulatory and reimbursement pathway
Robust IP portfolio
Significant market opportunity

 Experienced Management and Board of Directors

Board of Directors
 Dr. Walt Robb

 Steve Hanley

 Yuval Yanai

 Dr. Mary Jo Gorman

 Richard Stone
 Alon Dumanis

 XQ Lin

 Tomer Kariv
 Bill Densel
 Dr. Yoav Kimchy

 Dr.

Executive Team

 Bill Densel - Chief Executive Officer
 23 years of healthcare industry experience, including CEO of Beacon
 Endoscopic, CEO of Dune Medical, Cytyc/Hologic, Boston Scientific, Genzyme
 Biosurgery

     Dr. Yoav Kimchy - Founder and Chief Technology Officer
 12 years of executive R&D experience, including Vice President of R&D at V-
 Target Ltd. and Director of Cardiovascular Research at Impulse Dynamics Ltd.
   Alex Ovadia - Chief Operations Officer
   12 years of experience as Global R&D Director, managing complex system projects at Philips Healthcare. 11 years of development management at Elbit
   Sytems
 Lior Torem - Chief Financial Officer
 Chief Financial Officer experience in both private and public companies. CFO at Superfish, Inc. Vice President of Finance at Actelis Networks, Inc.

 Colorectal Cancer: A Major Public Health Problem

Global treatment costs estimated at $99bn. U.S. treatment costs projected to be $20bn in 2020.
	New cases current	Deaths current
U.S.	137k	50k
EU	471k	228k
China	253k	139k
Japan	113k	48k
World-wide	1.36m	694k
Source: American Cancer Society
 World Health Organization
 J Natl Cancer Inst. 2011; 103:1-12 (Mariotto)

 Colorectal Cancer is Highly Preventable

From 2001 to 2010 in the U.S., decreases were achieved in colorectal cancer incidence (3.4%/year) and death (~3%/year)
Small Adenomatous Polyp (< 1cm)
Cancer
~10 years
Colorectal cancer exists in a lengthy precancerous phase where it is readily detectable by structural examinations of the colon
Advanced Adenoma (≥ 1cm)
Source: Gastro 1997;112:594-692 (Winawer)
 CA Cancer J Clin 2014;64:104-17 (Seigel)
 Photos: WEO Atlas

EZ DETECT

A literature review of 56 studies, including patients after and prior to colonoscopy, found that a significant majority judge laxative bowel preparation to be the worst part of the process and the main barrier.

 Only 65% U.S. Adults are Current with Screening
 Guidelines

Structural	61.7% current compliance	Colonoscopy CT Colonography Optical Capsule	Enable detection of advanced adenomas and cancer
Biomarkers	10.4% current compliance	Stool Stool DNA	Enable detection of cancer
Source: CDC. BRFSS Survey Data 2012
 Patient Education and Counseling 2012;86:137-146 (McLachan)

Laxative preparation
Insertion of tube
Fasting requirements
Concern over pain
Embarrassment
Other reasons

 Barriers to Screening

Source: Mayo Clinic Proc. 2007;82(6):666-671 (Beebe)
Standard Colonoscopy
CTC
Optical Capsule
✓
The Check-Cap System is designed to address all of these concerns
32%
21%
15%
13%
11%
8%
✓
✓
✓
✓
✓
✓
“We found that the laxative preparation represents…a formidable barrier to screening…and the large proportion (86%) of respondents who would be much or somewhat more likely to undergo screening for CRC if it were to be removed”

 Compelling Market Opportunity

Keys
Total Population
Total Population
50-75 years old
635mn
U.S., EU, Japan, China
57mn/year
2008 ACS/USMSTF/ACR
guidelines for screening with
colonoscopy
Individuals at medium risk
screened once every 10
years
$34bn
At average Check-Cap System
price of $600
Annual market
opportunity
U.S annual
market
opportunity
$5bn
At average Check-Cap System
price of $600
Source: U.S. Census Bureau
 Company estimates

Ultra-Low Dose X-Ray Scanning Capsule

As the capsule moves naturally, it scans the inner surface of the colon in a 360 degree circle, only scanning when in motion

XRF
Capsule measures and combines XRF and CMT
(Compton Back-scattering)

Patients drink a small amount of contrast agent with each
meal during capsule passage
The capsule is excreted naturally and the patient is notified
Increased CMT = Decreased
distance to colon surface
Increased XRF = Increased
distance to colon surface
CMT
(X-ray Fluorescence)
The Check-Cap System is not available for sale or for any clinical use in the U.S.
Patented technology uses reflected energy to scan the internal colon surface

 Patients Continue with their Daily Routine

CPS
During 1-5 days of passage,
patients continue with
their normal daily routine
As the capsule travels naturally, it transmits Scanning and
Location Data to the Capsule Positioning System, mapping the structures of the internal colon
Image for illustration only
The Check-Cap System is not available for sale or for any clinical use in the U.S.
Capsule route in colon
Biocompatible patch worn on the
lower back

STUDY - Nov. 2014 Erasmus MC University Hospital, Rotterdam
Bookmarks
| Scan No. | Location % | Status
1 | 4 | 12
2 | 8 | 45
Display options
trans line
Ground Plane
measurements
bookmarks
Standart 3D
PreProccesed
0
100
cecum
rectum
Previous Scan
Next Scan
2D Single Slice
0%
100%
3D Scan Location
Flythrough
Hight Map
Multi-2D
BROWSE
SURF
REPORT

 Physician Review in Less than 10 Minutes

Data is downloaded from the CPS to the Workstation, which combines the 3D Surface with the 3D Path to create a 3D image of the colon for physician review
The Check-Cap System is not available for sale or for any clinical use in the U.S.
Image for illustration only

100
90
80
70
60
50
40
30
20
10
0
% TP
0
10
20
30
40
50
60
70
80
90
100
Fused
CMT
XRF

Width (mm)
20
15
10
5
0
1
2
3
4
5
6
7
8
9

16

 System Performance - Sensitivity and Specificity (Lab)
True Positive vs. False Positive
100% TP 0% FP
CMT
XRF
Fused
% FP
Size / Shape Distinction
No polyp
Polyp
Height(mm)

Capsule Motility

• Normal Motility

Clinical Proof-of- Concept

• Localization, Automated

10

Check Cap

 Clinical Data Generation

1st clinical scanning
capsule
• Safety
• Dynamic Sensing

60
Germany
Preliminary Efficacy
•  Image polyps of various:
 • Size
 • Shape
 • Location
•  Image polyps in varying
   contrast concentrations
•  Image polyps in a range of
   speed of capsule movement
•  Creation of clinical atlas
70
6 Israel sites
1 EU site
• Safety
• Radiation Dosage
    Scanning, Imaging
Israel
 2010    2013  2014 2015 2016
Ongoing

   A Case Study of a Polyp Detected in the Sigmoid Colon
A segment of the sigmoid colon where a polyp
was visualized is marked by a dotted blue line
Fillet-type reconstruction of the sigmoid colon
section. The polyp is clearly visible
Tube-type reconstruction of the sigmoid colon section.
The polyp is clearly visible on both
A 3D map of the colon as measured by the capsule
A/P view
Oblique view
Images taken during screening colonoscopy of a
20mm polyp on a large stem in the sigmoid colon
The Check-Cap System is not available for sale or for any clinical use in the U.S.

 A Case Study of a Polyp Detected in the Ascending Colon

Images taken during colonoscopy of a 4mm sessile
polyp on a haustra in the ascending colon
A segment of the
ascending colon where a
polyp was visualized is
marked by a dotted blue
line
Fillet-type reconstruction of the
ascending colon section. The polyp is
clearly visible
Tube-type reconstructions of the ascending colon section.
The polyp is clearly visible on both
The Check-Cap System is not available for sale or for any clinical use in the U.S.

34%
Willing to undergo Stool Test
42%
Willing to undergo
22%
Preferred Stool Test
40%
Preferred Check-Cap
P<0.01
24%
no polypectomy
34%
with polypectomy
Patients not willing to undergo future colonoscopy (n=218)
Patients with preference (n=135) of Check-Cap vs. Stool test
Patients having past colonoscopy willing to undergo Check-Cap

 Potential Screening Benefit of Check-Cap

Source: J Clin Gastroenterol 2014 Jan;48(1):52-4 (Chatrath)
 Survey of 502 patients in a primary care setting:
  62% had prior colonoscopy, 38% had not

  Robust Intellectual Property Portfolio

18 granted, 1 allowed, and 29 pending from major jurisdictions including the U.S. PTO,
European Patent Organisation, China, Japan, & India covering the core technology:
•  Intra-Lumen Polyp Detection - system and method for an ingestible capsule with an X-ray source not requiring laxative preparation
•  Estimation of distance and size of lesions - a method not requiring laxative preparation

Core patents granted in major jurisdictions

Q
Q
Q
Q
2015
2016

All timelines are subject to regulatory approvals

* Capital dependent

22

 Target Milestones
- Initial Public
Offering
- Demonstrate Preliminary Efficacy
- CE Mark Clinical Evaluation Completed
- CE Mark Submission
- EU Registry Study
- Commercial Launch in EU*
- U.S. Pivotal Trial Initiation
- Preliminary Efficacy Trial
ongoing
- Imaging of polyps and
creation of clinical atlas
- Algorithm and Component
Optimization
1
4
2
2
H
1
Q
Q
Data Presentation
2
3
- Check-Cap U.S.
Incorporated

  Financial & Corporate Summary

Financial position
•$16.5 million cash as of September 30, 2015
•Cash runway through 2016
Capital structure
•US IPO: February 2015
•Traded on the NASDAQ: CHEK
•Warrants traded on the NASDAQ: CHEKW
•10.8 million ordinary shares outstanding
•Insider ownership: 31%

 Investment Highlights

Clear strategy
Leading-edge technology
Extensive expertise within management and advisory teams
Proof of concept clinically demonstrated
Established regulatory and reimbursement pathway
Robust IP portfolio
Significant market opportunity

A New Vision for
Colorectal Cancer Prevention
Corporate Presentation
October 2015